SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549
                               ___________________

                                 Amendment No. 9

                                        to

                                  SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934
                               ___________________


                                    QVC, INC.
                            (Name of Subject Company)

                                    QVC, INC.
                       (Name of Person(s) Filing Statement)

                      Common Stock, par value $.01 Per Share
                Series B Preferred Stock, par value $.10 Per Share Series C Preferred Stock, par value $.10 Per Share
                          (Title of Class of Securities)

                                   747262 10 3
                     (only with respect to the Common Stock)
                      (CUSIP Number of Class of Securities)
                               ___________________

                              Neal S. Grabell, Esq.
               Senior Vice President, General Counsel and Secretary
                                    QVC, Inc.
                              1365 Enterprise Drive
                         West Chester, Pennsylvania 19380
                                  (610) 430-1000

                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                   on behalf of the person(s) filing statement)
                               ___________________

                                 With a copy to:

                              Pamela S. Seymon, Esq.
                          Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                             New York, New York 10019
                                  (212) 403-1000


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                   This Statement amends and supplements the
         Solicitation/Recommendation Statement on Schedule 14D-9 of QVC, Inc., a Delaware corporation, filed with the Securities and Exchange Commission on August 11, 1994, as previously amended and supplemented (the "Schedule 14D-9"), with respect to the tender offer made by QVC Programming Holdings, Inc., a Delaware corporation to be wholly owned by Comcast Corporation, a Penn-sylvania corporation, and Liberty Media Corporation, a Delaware corporation and a wholly-owned subsidiary of Tele-Communica-tions, Inc., a Delaware corporation (collectively, the "Bidders"), to purchase all outstanding Shares at a price of $46 per Common Share and $460 per Preferred Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 11, 1994 and the related Letter of Transmittal, which were annexed to and filed with the Schedule 14D-9 as Ex-hibits 1 and 2, respectively, as amended and supplemented by filings with the Commission on Schedule 14D-1 by the Bidders (as described herein or therein).

                   Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Schedule 14D-9.

         Item 3.   Identity and Background.

                   The information set forth in Item 3(b)(iii) ("Certain Agreements relating to the Company and the Offer -- The
         Comcast-Liberty Agreement") is hereby amended by adding the following information.

                   According to Amendment No. 10 to the Schedule 14D-1 filed by the Bidders with the Commission on November 4, 1994, in connection with the business combination of TCI and Liberty that was consummated in early August and the subsequent restructuring of the assets of TCI and Liberty, (a) the corporate name of Liberty has been changed to TCI Cable Investments, Inc. ("Old Liberty") and a new wholly-owned subsidiary of TCI has been incorporated under the name "Liberty Media Corporation" ("New Liberty"), (b) Liberty QVC, Inc., which at the time of the execution of the Comcast-Liberty Agreement was the wholly-owned subsidiary of Old Liberty that held all of the Shares to be contributed by Old Liberty to the Purchaser, has become a wholly-owned subsidiary of New Liberty, and Liberty QVC, Inc. continues to hold such Shares, and (c) certain former subsidiaries of TCI that hold Shares have become wholly-owned subsidiaries of New Liberty or have transferred their Shares to New Liberty or its wholly-owned subsidiaries.

                   In connection with the events described in the foregoing paragraph, TCI and Comcast have entered into a letter agreement (the "TCI Letter Agreement") dated as of October 13, 1994. The TCI Letter Agreement provides, among other things, that New Liberty (a) agrees to be bound by all of the provisions of the Comcast-Liberty Agreement, (b) assumes and

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         agrees, subject to the terms and conditions set forth therein, to perform all liabilities and obligations of Old Liberty under the Comcast-Liberty Agreement (including, but not limited to, the obligations regarding the contribution to the Purchaser of Shares and cash) and (c) agrees to make an additional contribution to the Purchaser of the 17,922 shares of Series B Preferred Stock and 113,040 shares of Common Stock acquired by New Liberty as a result of the transactions described in clause
         (c) of the preceding paragraph (the "Liberty Additional Shares"). The TCI Letter Agreement further provides that the contribution of the Liberty Additional Shares will reduce the amount of cash to be contributed by New Liberty to the Purchaser pursuant to the Comcast-Liberty Agreement by $13,443,960 (which is the amount obtained by multiplying the 292,260 fully diluted Shares comprising the Liberty Additional Shares by the Offer price of $46 per share of Common Stock), and as a result $6,556,040 in cash will be contributed to the Purchaser by New Liberty.

                   A copy of the TCI Letter Agreement is attached hereto as Exhibit 13, and the foregoing summary description of such agreement is qualified in its entirety by reference to such exhibit.


         Item 6.   Recent Transactions and Intent With Respect to
                   Securities.

                   (a) - (b) Reference is made to the information set forth in Item 3 above, which is incorporated herein in its entirety.


         Item 8.   Additional Information to be Furnished.

                   The information set forth under Item 8(c) of the
         Schedule 14D-9 ("Antitrust") is hereby amended by adding the following information.

                   On October 26, 1994, the FTC issued subpoenas to Messrs. Peter L. Barton (Executive Vice President of TCI), Douglas S. Briggs (Executive Vice President of the Company), Barry Diller, John C. Malone, Ralph J. Roberts and Brian L. Roberts requiring that they appear for depositions in connection with the requests for additional information issued by the FTC pursuant to the HSR Act and previously described in amendments to the Schedule 14d-9 filed with the Commission.
         The subpoenas do not change the waiting periods under the HSR Act applicable to either the purchase of Shares pursuant to the Offer or the acquisition by the Parent Purchasers of the shares of the Purchaser and the contributions by Liberty and Comcast to the Purchaser.

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         Item 9.  Material to be Filed as Exhibits.

              Exhibit  1**   --   Offer to Purchase, dated August 11,
                                  1994.

              Exhibit  2**   --   Letter of Transmittal.

              Exhibit  3**   --   Proxy Statement dated May 31, 1994
                                  relating to QVC, Inc.'s 1994 Annual
                                  Meeting of Stockholders.

              Exhibit  4**   --   Agreement and Plan of Merger, dated as
                                  of August 4, 1994, among QVC, Inc.,
                                  Comcast Corporation, Liberty Media
                                  Corporation and Comcast QMerger, Inc.
                                  (now known as QVC Programming Hold-
                                  ings, Inc.).

              Exhibit  5**   --   Letter Agreement, dated as of August
                                  4, 1994, among Comcast Corporation,
                                  Barry Diller and Arrow Investments,
                                  L.P.

              Exhibit  6**   --   Letter Agreement, dated as of August
                                  4, 1994, among Comcast Corporation,
                                  Liberty Media Corporation and Tele-
                                  Communications, Inc.

              Exhibit  7**   --   Letter to Stockholders of QVC, Inc.
                                  dated August 11, 1994.*

              Exhibit  8**   --   Press Release issued by QVC, Inc.,
                                  Comcast Corporation and Liberty Media
                                  Corporation on August 5, 1994.

              Exhibit  9**   --   Opinion of Allen & Company Incorpo-
                                  rated dated August 4, 1994.*

              Exhibit 10**   --   Report of Allen & Company Incorporated
                                  to the Board of Directors of QVC, Inc.
                                  dated August 4, 1994.

              Exhibit 11**   --   Engagement Letter, dated August 4,
                                  1994, between QVC, Inc. and Allen &
                                  Company Incorporated (including the
                                  related Indemnity Letter).


         *    Included with Schedule 14D-9 mailed to Stockholders.
         **   Previously filed.


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              Exhibit 12**   --   Press release issued by QVC, Inc. and
                                  Comcast Corporation on August 25,
                                  1994.

              Exhibit 13     --   Letter Agreement, dated as of October
                                  13, 1994, by and among TCI Cable
                                  Investments, Inc., Liberty Media
                                  Corporation, Tele-Communications, Inc.
                                  and Comcast Corporation.




























         **   Previously filed.














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                                    SIGNATURE

              After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       QVC, INC.


         Dated: November 4, 1994       By: /s/  Neal S. Grabell
                                           Neal S. Grabell
                                           Senior Vice President,
                                           General Counsel & Secretary








































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                                  EXHIBIT INDEX

         Exhibit No.              Description                    Page No.

         Exhibit  1** -- Offer to Purchase, dated August 11,
                         1994. ..................................

         Exhibit  2** -- Letter of Transmittal...................

         Exhibit  3** -- Proxy Statement dated May 31, 1994
                         relating to QVC, Inc.'s 1994 Annual
                         Meeting of Stockholders.................

         Exhibit  4** -- Agreement and Plan of Merger, dated
                         as of August 4, 1994, among QVC, Inc.,
                         Comcast Corporation, Liberty Media
                         Corporation and Comcast QMerger,
                         Inc. (now known as QVC Programming
                         Holdings, Inc.).........................

         Exhibit  5** -- Letter Agreement, dated as of August
                         4, 1994, among Comcast Corporation,
                         Barry Diller and Arrow Investments,
                         L.P.....................................

         Exhibit  6** -- Letter Agreement, dated as of August 4,
                         1994, among Comcast Corporation, Lib-
                         erty Media Corporation and TeleCom-
                         munications, Inc........................

         Exhibit  7** -- Letter to Stockholders of QVC, Inc.
                         dated August 11, 1994.*.................

         Exhibit  8** -- Press Release issued by QVC, Inc.,
                         Comcast Corporation and Liberty Media
                         Corporation on August 5, 1994...........

         Exhibit  9** -- Opinion of Allen & Company Incorpo-
                         rated dated August 4, 1994.*............

         Exhibit 10** -- Report of Allen & Company Incorporated
                         to the Board of Directors of QVC, Inc.
                         dated August 4, 1994....................

         Exhibit 11** -- Engagement Letter, dated August 4, 1994,
                         between QVC, Inc. and Allen & Company
                         Incorporated (including the related
                         Indemnity Letter).......................


         *     Included with Schedule 14D-9 mailed to Stockholders.
         **    Previously filed.

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         Exhibit 12** -- Press release issued by QVC, Inc. and Comcast
                         Corporation on August 25, 1994..........


         Exhibit 13   -- Letter Agreement, dated as of October 13, 1994,
                         by and among TCI Cable Investments, Inc., Liberty Media Corporation, Tele-Communications, Inc. and
                         Comcast Corporation.....................







































         **    Previously filed.





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